Mail Stop 3561

August 27, 2009

Larry G. Gerdes
Chief Executive Officer and President
Transcend Services, Inc.
One Glenlake Parkway, Suite 1325
Atlanta, GA 30328

> **Re: Transcend Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Form 10-Qs for the Quarters Ended March 31 and**
> **June 30, 2009**
> **Filed May 11 and August 3, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2009**
> **Form 8-K**
> **Filed July 29, 2009**
> **File No. 000-160905**

Dear Mr. Gerdes:

        We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

1. Please include your website address in your description of your business. See Item 101(e)(2) of Reg. S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2. We note your discussion of your assessment of the current economic environment. In addition, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your disclosure that the healthcare industry continues to undergo rapid change. Discuss the impact of those changes on your business and whether you expect this trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

   - Economic or industry-wide factors relevant to your company, and
   - Material opportunities, challenges, and
   - Risk in short and long term and the actions you are taking to address them.

   See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Financial Statements and Supplementary Data, page 29

3. We note that the reports of independent registered public accountants on pages 32 and 33 do not refer to the schedule presented pursuant to Rule 5-04 of Regulation S-X. We also note that separate reports were not included with the schedule. Please provide revised audit reports or separate reports on the schedule presented in Item 15(c) or otherwise advise. Refer to Item 5-04(c) of Regulation S-X and Auditing Standards Codification AU Section 551.

Consolidated Statements of Operations, page 36

4. Please separately present interest income and interest expense on the face of the statement. Refer to Item 5-03 of Regulation S-X.

5. Please disclose parenthetically in the direct costs, sales and marketing, research and development and general and administrative line items that the amounts are exclusive of depreciation and amortization shown separately below. Refer to SAB Topic 11:B.

Notes to Consolidated Financial Statements, page 39

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 39
Net Earnings Per Share, page 43

6. Please disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period(s) presented. Refer to paragraph 40.c. of SFAS 128.

Note 11. Stock-Based Compensation, page 48

7. Please disclose the weighted-average grant-date fair value of stock options and assumptions used to estimate fair value of the awards for each year presented. Refer to paragraphs A240.c. and A240.e. of SFAS 123(R). Please also disclose total compensation cost for share-based payment arrangements recognized in income for each year presented. Refer to paragraph A240.g. of SFAS 123(R).

Controls and Procedures, page 58

8. We note your statement that "management believes that the consolidated financial statements included in this Form 10-K fairly present in all material respects the Company's financial position, results of operations and cash flows for the periods presented and the material weakness in internal control over financial reporting has been remediated." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please confirm to us, and in future filings, please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

Changes in Internal Controls over Financial Reporting, page 58

9. Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

10. Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please revise your certifications to include the introductory language specified in paragraph 4 relating to your evaluation of internal controls over financial reporting. Please also include paragraph 4.b) and finally please delete in paragraphs 2, 3 and 4.c) the word "annual" before the word report, so that it will read in each case "this report."

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

11. We note your disclosure on page 15, "The CFO also compared our Executive Officers' compensation, including long-term equity-based incentives, to a 2008 executive compensation survey and a regression analysis that had been performed on the survey data to better match the data of the companies included in the survey to results that more closely approximated companies with annual revenues similar to ours." Please expand your discussion to explain the components of this benchmark that you utilized, such as the items of compensation you have benchmarked and the names of the companies that make up the survey.

Short-Term Cash Incentive, page 15

12. We note that you have not provided a quantitative discussion of the terms of the necessary objectives to be achieved for your named executive officers to earn short-term cash incentives. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Incentives, page 16

13. We note your disclosure that "long-term incentives are awarded based on a combination of factors, including past individual and Company performance, the value of cumulative long-term incentive awards and the impact of potential dilution from new awards to existing shareholders." Please confirm to us that these are all the factors that are considered in granting awards and if not, please fully disclose all the specific items considered in determining the awarding of long term incentives.

Employment Agreements and Severance Agreements, page 17

14. Please revise to briefly describe how a change in control is defined under your stock incentive plans.

15. We note that Mr. Cornell will receive six months severance upon a change of control and that other named executive may, at the sole discretion of the Compensation Committee, have their options and restricted stock awards vesting and/or exercisability accelerated upon a change of control. Please revise your disclosure to quantify the value of amounts payable to each named executive upon termination or change of control in each covered circumstances assuming that the triggering event occurred on the last day of your fiscal year. Refer to Item 402(j)(2) of Regulation S-K. For ease of understanding, please consider presenting the information under this section in a tabular format.

Director Compensation, page 23

16. We note that your table provides "certain information" concerning director compensation. Please confirm to us that your table discloses all compensation paid to your directors. See Item 402(k) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

17. You mention here that "all related party transactions involving our directors or Executive Officers are reviewed by the Nominating and Corporate Governance Committee." Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate how you determine whether a board member or executive officer is "interested" in the transaction. And also disclose how you define a related party transaction.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Controls and Procedures, page 15

18. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Exhibits 31.1 and 31.2

19. Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please revise your certifications to include the

introductory language specified in paragraph 4 relating to your evaluation of
internal controls over financial reporting.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements, page 7

Note 3. Acquisitions, page 8

20. Please amend your Form 10-Q to provide the disclosures required by paragraphs
68.e., 68.i., 68.j., 68.r. and other relevant paragraphs of SFAS 141(R) for each
acquisition consummated during the current reporting period or advise in detail
why you believe such disclosures are not required.

Changes in Internal Control over Financial Reporting, page 16

21. We note your statement that "our Chief Executive Officer and Chief Financial
Officer concluded that there have been no other changes in the Company's
internal control over financial reporting during the six months ended June 30,
2009 that have materially affected, or are reasonably likely to materially affect,
the Company's internal control over financial reporting." Please confirm to us
and revise to state, if true, that there were no changes in your internal control over
financial reporting that occurred during the *last fiscal quarter* that has materially
affected, or is reasonably likely to materially affect, your internal control over
financial reporting.

Exhibits 31.1 and 31.2

22. Your certification should appear exactly as set forth in current Item 601(b)(31) of
Regulation S-K. In this regard, please revise your certifications to include the
introductory language specified in paragraph 4 relating to your evaluation of
internal controls over financial reporting.

Form 8-K Filed July 29, 2009

23. In footnote 1, please disclose the reasons why you believe EBITDA is useful to
investors and, to the extent material, provide a statement disclosing the additional
purposes, if any, for which management uses EBITDA. Refer to the instructions
to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K. In addition, we
note that you describe the reconciling items from operating income to derive
EBITDA. We believe that EBITDA should be reconciled to net income as the
most directly comparable GAAP financial measure since EBITDA includes
adjustments for items that are not included in operating income. As such, please
revise your disclosure in future filings to reconcile EBITDA to net income. Refer
to question 8 in our Frequently Asked Questions Regarding the Use of Non-

GAAP Financial Measures available on our web site at
http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

24. Your disclosure of estimated fiscal 2009 EBITDA is also a non-GAAP financial
measure. In future filings on Form 8-K please present the most directly
comparable financial measure calculated and presented in accordance with GAAP
(i.e. net income); provide a reconciliation which shall be quantitative, to the
extent available without unreasonable efforts, of the differences between the non-
GAAP financial measure disclosed with the most comparable financial measure
calculated and presented in accordance with GAAP; provide a statement
disclosing the reasons why management believes that presentation of the non-
GAAP financial measure provides useful information to investors regarding your
financial condition and results of operations; and, to the extent material, provide a
statement disclosing the additional purposes, if any, for which management uses
the non-GAAP financial measure. Refer to the instructions to Item 2.02 of Form
8-K, Item 100(a) of Regulation G and Item 10(e)(1)(i) of Regulation S-K.

*****

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director